SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                      FOR THE QUARTER ENDED MARCH 31, 2002

                           GLENGARRY HOLDINGS LIMITED
             (Exact name of Registrant as specified in its charter)

                                 P.O. Box HM1154
                                 10 Queen Street
                             Hamilton, HM EX Bermuda
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F.)

                           Form 20-F [X] Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes [ ] No [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b):82-     .)

                              GLENGARRY HOLDINGS, LTD. AND SUBSIDIARIES
                                             BALANCE SHEETS


                                                                March 31, 2002             June 30, 2001
                                                              ------------------        ------------------
ASSETS

Current assets
     Cash                                                     $        5,175,799        $          439,251
     Restricted cash (Note 5)                                                  -                 3,520,780
     Accounts receivable - trade                                               -                    18,112
     Interest receivable                                                       -                    16,108
                                                              ------------------        ------------------
          Total current assets                                         5,175,799                 3,994,251
                                                                               -                         -
Property and equipment, net (Notes 1 & 3)                                 98,203                    88,658

Other assets
     Mortgage loans and debentures receivable (Note 4)                 3,620,701                 6,270,695
     Goodwill, net accumulated amortization                              899,498                   972,429
                                                              ------------------        ------------------

         Total assets                                         $        9,794,201        $       11,326,033
                                                              ==================        ==================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
     Accounts payable                                         $           11,536        $          222,155
     Accrued expenses                                                          -                     8,450
     Notes and loans payable (Note 5)                                          -                 3,196,290
                                                              ------------------        ------------------

         Total liabilities                                                11,536                 3,426,895
                                                              ------------------        ------------------
SHAREHOLDERS' EQUITY
     Preferred stock, $.005 par value, authorized
       50,000,000 shares; no shares issued and
       outstanding at March 31, 2002 and June 30, 2001
     Common stock, $.05 par value, authorized 50,000,000
       shares; 40,793,650 shares issued and outstanding
       at March 31, 2002, and 40,793,650 shares issued
       and outstanding at June 30, 2001.                               2,039,682                 2,039,682
     Additional paid-in capital                                        6,119,925                 6,119,925
     Retained earnings (deficit)                                       1,592,407                  (183,303)
     Cumulative foreign currency translation adjustment                   30,651                   (77,166)
                                                              ------------------        ------------------
         Total shareholders' equity                                    9,782,665                 7,899,138
                                                              ------------------        ------------------

         Total liabilities and shareholders' equity           $        9,794,201        $       11,326,033
                                                              ==================        ==================

                                See accompanying notes to financial statements

                                                      2

                                   GLENGARRY HOLDINGS, LTD. AND SUBSIDIARIES
                                            STATEMENTS OF OPERATIONS



                                                              For the three months ended          For the nine months ended
                                                                        March 31,                          March 31,
                                                                 2002              2001              2002             2001
                                                            --------------    --------------    --------------   --------------
Gross Receipts                                              $    1,906,921    $            -    $    2,902,758   $            -
    Less: Returns and allowances                                                                             -                -
                                                            --------------    --------------    --------------   --------------

Net Sales                                                        1,906,921                 -         2,902,758                -

Cost of Sales                                                      367,515                 -           603,057                -
                                                            --------------    --------------    --------------   --------------

        Gross Profit                                             1,539,406                 -         2,299,701                -

Selling, General and Administrative
    Expenses                                                       210,038            58,602           687,527          139,789
                                                            --------------    --------------    --------------   --------------

    Income (Loss) from Operations                                1,329,368           (58,602)        1,612,174         (139,789)

Other Income and (Expenses)
   Interest Income                                                  41,935            33,426           277,112          134,097
   Interest Expense                                                (43,693)           (5,661)          (86,085)         (17,015)
   Foreign currency gain (loss)                                     30,512           245,726           (27,491)         231,270
                                                            --------------    --------------    --------------   --------------

   Income before income taxes                                    1,358,122           214,889         1,775,710          208,563

   Provision for income taxes - (Note 6)                                 -                 -                 -                -
                                                            --------------    --------------    --------------   --------------

        Net income                                               1,358,122           214,889         1,775,710          208,563

Other comprehensive income (loss):

    Foreign currency translation adjustments                       (91,840)          (38,824)          107,817          (49,757)
                                                            --------------    --------------    --------------   --------------

       Comprehensive income                                 $    1,266,282    $      176,065    $    1,883,527   $      158,806
                                                            ==============    ==============    ==============   ==============

Income per share amounts:
      Basic:
          Net income (loss) from continuing operations      $         0.03    $         0.06    $         0.04   $         0.06

      Diluted:
          Net income (loss) from continuing operations            n/a               n/a               n/a              n/a

Weighted average common and common equivalent shares:
       Basic                                                    40,793,650         3,560,500        40,793,650        3,560,500
                                                            ==============    ==============    ==============   ==============

       Diluted                                                    n/a               n/a               n/a              n/a
                                                            ==============    ==============    ==============   ==============

                                        See accompanying notes to financial statements

                                                             3

                                   GLENGARRY HOLDINGS, LTD. AND SUBSIDIARIES
                                            STATEMENTS OF CASH FLOWS

                                                                                    For the nine months ended
                                                                                             March 31,
                                                                                  2002                      2001
                                                                           ------------------        ------------------
OPERATING ACTIVITIES:
Net income (loss)                                                          $        1,775,710        $          208,563
Adjustments to reconcile net income to net cash
   provided by operating activities:
   Depreciation & amortization                                                         84,704                       526
   Foreign currency adjustment                                                       (326,758)                 (410,805)
   (Increase) Decrease in accounts receivable                                          18,112                         -
   (Increase) Decrease in mortgage debentures interest receivable                    (117,575)                   (2,890)
   (Increase) Decrease in interest receivable                                          16,108                         -
   Increase (Decrease) in accounts payable                                           (210,619)                    7,499
   Increase (Decrease) in accrued expenses                                             (8,450)                   16,350
                                                                           ------------------        ------------------

    Net cash provided (used) in operating activities                                1,231,232                  (180,757)
                                                                           ------------------        ------------------

INVESTING ACTIVITIES:
   Proceeds from sale of mortgage debentures                                        3,350,297                         -
   Purchase of mortgage debentures                                                   (255,970)                 (671,260)
   Purchase of furniture, fixtures & equipment                                        (21,318)                  (10,486)
                                                                           ------------------        ------------------

    Net cash provided (used) in investing activities                                3,073,009                  (681,746)
                                                                           ------------------        ------------------

FINANCING ACTIVITIES:
   Repayment of short-term debt assumed through acquisition of GGH                 (3,196,290)                        -
                                                                           ------------------        ------------------

    Net cash provided by financing activities                                      (3,196,290)               (1,363,492)
                                                                           ------------------        ------------------

Effect of exchange rates on cash and cash equivalents                                 107,817                   (49,757)
                                                                           ------------------        ------------------

Net increase in cash and cash equivalents                                           1,215,768                (2,275,752)

Cash and cash equivalents at beginning of year                                      3,960,031                 3,815,156
                                                                           ------------------        ------------------

Cash and cash equivalents at end of year                                   $        5,175,799        $        1,539,404
                                                                           ==================        ==================

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
    Interest expense paid during the period was:                           $           86,085        $           17,015
    Income taxes paid during the period was:                                                -                         -

                                      See accompanying notes to financial statements

                                                             4

                                           GLENGARRY HOLDINGS, LTD. AND SUBSIDIARIES
                                               STATEMENTS OF SHAREHOLDERS' EQUITY

                                                                                                     Accumulated
                                                                      Additional                        Other
                                       Common Stock                     Paid-In      Accumulated    Comprehensive
                                         Shares         Amount          Capital        Deficit          Income           Total
                                       ------------  --------------  --------------  -------------  ---------------  -------------
Balance at June 30, 2001                40,793,650     $ 2,039,682     $ 6,119,925     $ (183,303)     $(77,166)      $ 7,899,138

Shares issued                                                                                                                   -

Net income for period                                                                   1,775,710                       1,775,710

Foreign currency translation adjustment                                                                 107,817           107,817
                                        ----------     -----------     -----------     ----------      --------       -----------

Balance at March 31, 2002               40,793,650     $ 2,039,682     $ 6,119,925     $1,592,407      $ 30,651       $ 9,782,665
                                        ==========     ===========     ===========     ==========      ========       ===========

                                             See accompanying notes to financial statements

                                                                    5

                    GLENGARRY HOLDINGS, LTD. AND SUBSIDIARIES
                          NOTES TO FINANCIAL STATEMENTS
                        MARCH 31, 2002 AND JUNE 30, 2001


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

Glengarry Holdings, Ltd. (the Company) a Bermuda Corporation was incorporated in November of 2000. In February 2001 Endless Youth Products, Inc., (the historical issuer) was merged into EYPI Merger Corp., a Nevada Subsidiary of Glengarry Holdings, Ltd. The shareholders of Endless Youth Products, Inc. became shareholders of Glengarry Holdings, Ltd. EYPI Merger Corp. was dissolved, Endless Youth Products, Inc. became a wholly owned subsidiary of Glengarry Holdings, Ltd. and the name of Endless Youth Products Inc. was changed to Glengarry Holdings (US) Limited. Glengarry Holdings (US) Limited was subsequently sold for nominal consideration.

On June 29, 2001 the Company issued 40,455,800 shares of common stock in exchange for all issued and outstanding shares of Online Advisory, Ltd. The transaction was accounted for as a reverse acquisition whereby Online Advisory, Ltd. was treated as the accounting acquirer and Glengarry Holdings, Ltd. as the acquiree, because Online shareholders owned the majority of the Company as a result of the merger. Accordingly, the consolidated financial statements of the Company (the parent) are presented, as a continuation of the operations and financial position of Online Advisory, Ltd. (the subsidiary). Glengarry Holdings, Ltd. and its subsidiaries (the Company) is engaged in selling computer software systems, and system financing on a commission basis. In addition, it provides computer advisory services.

Basis of Consolidation

The  consolidated   financial  statements  include  the  accounts  of  Glengarry
Holdings, Ltd. and its domestic and foreign subsidiaries. Inter-company accounts and transactions have been eliminated.

Foreign Subsidiary

The local foreign currency is the functional currency for Online Advisory, Ltd. Assets and liabilities are translated into U.S. dollars at the rate of exchange existing at year-end. Translation gains and losses are included as a component of shareholders' equity. Transaction gains and losses are included in the statement of operations.

Cash Equivalents

The Company considers all highly liquid certificates of deposit with an original maturity of three months or less to be cash equivalents.

Depreciation and Amortization

Depreciation of property and equipment is computed using the straight-line method based on estimated useful lives ranging as follows:

                  Furniture and Fixtures             7 years
                  Computer Equipment                 5 years

Goodwill

Goodwill was generated from the acquisition of Online Advisory, Ltd., which was accounted for as a reverse acquisition. Goodwill has been recorded at cost and will be amortized on a straight-line basis over ten years. In determining the estimated useful lives, management considered the nature, competitive position, life cycle position, and expected future operating income of the acquired company, as well as the Company's commitment to support the acquired Company through continued investment in operational improvements. The Company continually reviews whether subsequent events and circumstances have occurred that indicate the remaining estimated useful life of goodwill may warrant revision or that the remaining balance of goodwill should be adjusted for impairment. Effective July 1, 2002, and for any future acquisitions commenced prior to July 1, 2002, the Company will account for goodwill in accordance with FASB 142. Under statement 142 goodwill is no longer amortized; rather, it is tested at least annually for impairment.

Revenue Recognition

Revenue from software system sales and related financing services are recognized at the time commissions from the related sales are received. Revenues from advisory services are recognized when the services are performed.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications were made to conform prior years' data to the current presentation. Historical share and earning per share disclosures have been adjusted to reflect the 7.121 shares of Glengarry Holdings, Ltd. common stock ("Exchange Ratio") that Online Advisory, Ltd. shareholders received for each share of Online Advisory, Ltd. common stock upon the merger of Glengarry Holdings, Ltd. and Online Advisory, Ltd. (see Note 2).

Income Taxes

Provisions (benefits) for federal and state income taxes are calculated on reported financial statement income (loss) based on current tax law and also include the cumulative effect of any changes in tax rates from those used previously in determining deferred tax assets and liabilities. Such provisions (benefits) differ from the amounts currently payable because certain items of income and expense, known as temporary differences, are recognized in different tax periods for financial reporting purposes than for income tax purposes.

Earnings (Loss) Per Share

The Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS 128). This statement requires the company to report basic and diluted earnings (loss) per share. Basic earnings per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share include the effect of the additional common shares that would have been outstanding if dilutive stock options had been exercised. As of March 31, 2002 and June 30, 2001 there were no outstanding dilutive options or warrants.

NOTE 2 - MERGERS AND ACQUISITIONS

Acquisition of Online Advisory Services

On June 29, 2001 Glengarry Holdings, Ltd. acquired all of the issued and outstanding shares of Online Advisory, Ltd. The transaction was accounted for as a reverse acquisition whereby Online Advisory, Ltd. was treated as the accounting acquirer and Glengarry Holdings, Ltd. as the acquiree, because the Online shareholders owned a majority of the Company as of the merger date. The Online Advisory, Ltd. shareholders received 40,455,800 shares of Glengarry Holdings, Ltd. in exchange for 5,681,428 shares of Online Advisory, Ltd., which represented all of the outstanding stock of Online Advisory, Ltd. This acquisition was accounted for under the purchase method of accounting.

The fair market value of Glengarry Holdings, Ltd. was based on the average share price of its common stock near and at the date of the merger, which was 19 cents per share. The valuation of Glengarry Holdings, Ltd. was $84,191 including $20,000 of direct costs related to the acquisition. At the date of the acquisition Glengarry Holdings, Ltd. had liabilities in excess of assets of $888,238 resulting in goodwill of $972,429.

NOTE 3 - PROPERTY, PLANT AND EQUIPMENT

Property, Plant and Equipment consist of the following at:

                                          March 31, 2002        June 30, 2001
                                        -----------------     ----------------
Furniture and Fixtures                   $     78,819           $    60,991
Computer Equipment                             43,223                39,733
  less: Accumulated Depreciation              (23,839)              (12,066)
                                        -----------------     ----------------
                                         $     98,203           $    88,658
                                        =================     ================


Depreciation expense charged to operations was $ 11,707 and $12,066 for the nine months ended March 31, 2002, and the year ended June 30, 2001 respectively.

NOTE 4 - MORTGAGE DEBENTURES RECEIVABLE

The Company holds five mortgage debentures secured by a property located in France on the French Riviera. These debentures accrue interest at 5% per annum and are payable in Euros; they mature in January 2009. The debentures are considered available-for-sale securities. The cost basis and market value of these debentures was $3,354,919 as of March 31, 2002. In addition, the Company holds a mortgage loan with a cost basis and fair market value of $265,782. Since the cost basis equals the fair market value of these investments no unrealized gains or losses have been recorded in other comprehensive income or stockholders equity. These debentures are pledged as collateral against a loan payable as discussed in Note 5.

NOTE 5 - NOTES AND LOANS PAYABLE

At June 30, 2001 the Company had a loan payable in the amount of (Y)400,000,000 Japanese Yen which translates to $3,196,290 U.S. dollars. This loan accrued interest at 1.5% per annum and was due June 2002. This loan was secured by $3,520,780 of cash deposits and the mortgage debentures discussed in Note 4. This loan was repaid in January 2002.

NOTE 6 - INCOME TAXES

There is no current or deferred income tax expense for the nine months ended March 31, 2002, and the nine months ended March 31, 2001. The operations reported for the nine months ended March 31, 2001 represent the historical operations of Online Advisory, Ltd. a British subsidiary of Glengarry Holdings, Ltd. a Bermuda Corporation. Online is subject to tax in England. Glengarry Holdings, Ltd. and its other subsidiary Glengarry Software Solutions, Ltd. conduct its business activities in Bermuda, a non-taxable foreign jurisdiction.

NOTE 6 - INCOME TAXES (Continued)

SFAS 109 requires that the future tax benefit of net operating loss carryforwards be recorded as an asset using current tax rates to the extent that management assesses the utilization of such carryforwards to be more likely than not. As of March 31, 2002 the Company had recorded a deferred tax asset of $82,000 with a valuation allowance of $82,000. As of June 30, 2001 the Company had recorded a deferred tax asset of $55,000 with a valuation allowance of $55,000.

The following reconciles the federal statutory income tax rate to the effective rate of the provision for income taxes.

                                       Nine Months Ended     Nine Months Ended
                                        March 31, 2002        March 31, 2001
                                     ---------------------  --------------------

U. S. Federal statutory rate                 34.0%                 34.0%
Adjustment for business conducted in
   foreign jurisdictions                    (32.5)                 (4.0)
Valuation allowance adjustment               (1.5)                (30.0)
                                     ---------------------  --------------------
Effective tax rate                            0.0%                  0.0%
                                     =====================  ====================

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in conjunction with the Company's unaudited consolidated financial statements and notes included herein. The results described below are not necessarily indicative of the results to be expected in any future period. Certain statements in this discussion and analysis, including statements regarding our strategy, financial performance and revenue sources, are forward-looking statements based on current expectations and entail various risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Readers are referred to our Annual Report on Form 10-K/A for the fiscal year ended June 30, 2001 and to the section entitled "Risk Factors" contained herein which identify important risk factors that could cause actual results to differ from those contained in the forward looking statements.

General

Glengarry Holdings Limited and subsidiaries (the "Company") is engaged in the business of acting as broker/agent for the sale of commercial equipment, information technology (IT) and new technologies with special emphasis on the medical sector. The Company also arranges commercial finance as a broker/agent, where possible linking commission payments to both the equipment purchase and the provision of financing. The Company does not stock or warehouse equipment, as its operational role is that of broker/agent connecting the buyer with the seller of the most appropriate equipment and/or service. The Company also provides computer advisory services on a fee basis. The Company actively markets its services in Europe, Asia and the Middle East.

On June 29, 2001 the Company issued 40,455,800 shares of common stock in exchange for all issued and outstanding shares of Online Advisory, Ltd. The transaction was accounted for as a reverse acquisition whereby Online Advisory, Ltd. was treated as the accounting acquirer and Glengarry Holdings Limited as the acquiree, because the former shareholders of Online Advisory, Ltd. owned the majority of the Company as a result of the merger. Accordingly, the consolidated financial statements of the Company (the parent) are presented, as a continuation of the operations and financial position of Online Advisory, Ltd. (the subsidiary).

Results of Operations

Overview

The Company has identified and targeted the medical and healthcare industry sectors as key sectors within the IT and high technology equipment markets and has defined the range of products and services that it offers to best serve the needs of customers. Foremost of the services in demand from our target market is system and equipment financing, which has developed rapidly as a significant source of revenue, and which management intends to continue to develop.

The Company's focus on the medical and healthcare industries in the high-growth industrial and newly industrialising countries of Europe, Asia and the Middle East in particular has to date proved well founded. We believe this sector, despite general budgetary constraints worldwide, is still expanding in real terms and from a purchasing point of view, as the living standards and health-care expectations of a growing population increase, and as hospitals and healthcare providers gain more autonomy and compete to attract new clients and patients. It is essential to our customers' success that they are able to offer the highest level of patient care, a frequent measure of a unit's efficiency. We believe with the high costs attributable to employee salaries and administration, IT and state-of-the-art equipment are often seen as the most effective way to provide cost efficient improvements in service.

As a result, we believe the market research and networking carried out early in our history have led to significant revenues, particularly in the area of system and equipment financing. There has become an established trend towards provision of financing services, resulting increasingly in our finance packages becoming principal products offered.

Revenues. Revenues for the nine months ended March 31, 2002 were $2,902,738. Revenues for the nine months ended March 31, 2001 were $36,720. Revenues for the three months ended March 31, 2002 were $1,906,921. There were no revenues for the three months ended March 31, 2001. Revenues for the three and nine month periods ended March 31, 2002 primarily consisted of commissions generated from equipment and software sales and related financing, and system consulting services. The increase in sales is the result of the Company's continued development since June 29, 2001.

For the three months ended March 31, 2002, finance commissions contributed $1,341,295 to total revenues, representing an increase of 371% as compared to the three months ended December 31, 2001 and an increase of 182% as compared to the six months ended December 31, 2001. Sales commissions for the three months ended March 31, 2002 contributed $470,358 to total revenues, representing an increase of 571% as compared to the six months ended December 31, 2001.

Cost of Sales. Cost of sales for the three and nine month periods ended March 31, 2002 were $367,515 and $603,057 respectively. These costs consist primarily of fees and commissions paid to outside sales representatives. There were no cost of sales for the three and nine month periods ended March 31, 2001.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $547,738 during the nine months ended March 31, 2002 compared to the nine months ended March 31, 2001. Selling, general and administrative expenses increased by $151,436 for the three months ended March 31, 2002 compared to the three months ended March 31, 2001. Selling, general and administrative expenses consist primarily of facility expenses related to administrative and sales offices, personnel expenses, travel and various expenses relating to continued sales and marketing efforts. This overall increase was due to increased sales and marketing activity, and miscellaneous non-recurring expenses related to the Company's expansion into new facilities. The Company's management continues to pursue cost reduction measures consistent with the level of business, wherever opportunities can be identified.

Interest Income. Interest income was $277,112 for the nine months ended March 31, 2002 compared to $134,097 for the nine months ended March 31, 2001. Interest income for the three months ended March 31, 2002 was $41,935, compared to $33,426 for the three months ended March 31, 2001. Interest income was primarily generated from mortgage backed loans and cash held in financial institutions. In the nine months ended March 31, 2001 the Company also earned interest on mortgage debentures secured by real estate.

Foreign Currency. For the three month period ended March 31, 2002, the Company had a foreign currency gain of $30,512 and for the and nine months ended March 31, 2002, the Company had a foreign currency loss of $27,491. Foreign currency gains and losses are primarily the result of rate fluctuations relating to foreign denominated assets and liabilities. Foreign currency translation adjustments resulted from converting the Company's U.K. subsidiary's functional currency Sterling to the Company's reporting currency the Dollar. These adjustments are a component of other comprehensive income. For the three month period ended March 31, 2002, the Company had a translation loss of $91,840 and for the nine months ended March 31, 2002, the Company had a translation gain of $107,817.

Liquidity and Capital Resources

The following table summarizes our cash flows for the nine months ended March 31, 2002 compared to the nine months ended March 31, 2001 (in thousands):

                                                         March 31,     March 31,
                                                           2002          2001
                                                       ------------  -----------

Cash and cash equivalents                              $  5,175.8    $  2,902.9
Net cash provided by (used in) operating activities       1,231.2        (180.8)
Net cash provided by (used in) investing activities       3,073.0        (681.8)
Net cash provided by (used in) financing activities      (3,196.3)         --


As of March 31, 2002, our principal source of liquidity included cash and cash equivalents of $5.176 million. We expect our cash provided by operating activities may fluctuate in future periods as a result of fluctuations in our operating results, accounts receivable collections, and the timing of payments, among others.

For the nine months ended March 31, 2002, our principal investing activities consisted of net sales of mortgage debentures, held as available for sale securities to unaffiliated purchasers, partially offset by capital expenditures to accommodate our expansion of operations.

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

Financing activities for the nine months ended March 31, 2002 consisted of repayment of short-term debt assumed through the deemed reverse acquisition of Glengarry Holdings by our subsidiary Online Advisory Ltd.

We had no contractual obligations at March 31, 2002 expected to have a material impact on our liquidity and cash flows in the next 12 months.

At March 31, 2002, we had working capital of $5.2 million, compared to $0.6 million at June 30, 2001. The increase in working capital was primarily due to the acquisition of Online Advisory, Ltd. and the repayment of Glengarry Holdings short-term debt.

We believe our working capital, together with funds that may be generated from operations, will be sufficient to meet working capital requirements for the next 12 months. In addition, there are no transactions, arrangements and other relationships with unconsolidated entities or other persons that are reasonably likely to affect materially liquidity or the availability of or requirements for capital resources. As we continue to shape our business strategy we intend to focus on liquidity to ensure business aims can be swiftly implemented.

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

                                  RISK FACTORS

Forward Looking Statements

This report on Form 6-K contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements relate to matters such as the Company's future operation results and liquidity. Such forward-looking statements are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements are based on management's current expectations and are subject to certain risks, uncertainties and assumptions. In addition to the other information in this report, the following risk factors should be considered carefully. When used in this report, the words "expect," "anticipates," "intends" and similar expressions are intended to identify forward-looking statements. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, those risks discussed below and elsewhere in this report. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors discussed below and elsewhere in the report.

We are Implementing a New Business Plan

Because we are implementing a new business plan, the Company's business and its prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stages of development. In the foreseeable future, we will be required to among other things:

         o        continue to attract, retain and motivate qualified personnel;
         o        implement and successfully execute our business strategy;
         o        respond to competitive developments;
         o        develop and market products and services.

There can be no assurance that we will be successful in addressing these business requirements. We expect to incur substantial expenses related to the development of our business, marketing activities and personnel, among other things.

We are Uncertain Whether the Market Will Accept our Product and Service Offerings and the Size of the Market for our Products and Services is Unknown

There can be no assurance that our planned products and services will attain market acceptance. In addition, we cannot guarantee that future products and services will. Because the market for information technology and hardware/software finance which we plan to offer is constantly changing, we are unable to accurately estimate the commercial viability and market demand for the range of products and services to be offered by us. We can give no assurance that the market will in fact grow at the rates projected by us, or at all. We will be required to invest substantial resources in developing awareness of and confidence in our services and there can be no assurance that we will have the resources necessary to be successful.

Our Success Depends on Recruiting Key Executives

Our business depends on our being able to recruit technical employees and managers.

Our Business Could be Hurt By Competition

We will compete with services providers and other vendors. In addition, the market for the services we propose to offer is highly competitive and competition is expected to increase significantly. There are no effective barriers that will prevent a potential competitor from entering the market. Many of our competitors have greater financial, development, technical, marketing and sales resources than we have and would have greater expertise and established brand recognition. In addition, there can be no assurance that our competitors will not develop products and services that are superior to our products and services or that achieve greater market acceptance than our products and services.

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

Risk of Inaccuracy of Projections and other Forward-Looking Statements

This report contains certain forward-looking statements, including, among others:

         o Our ability to execute our business strategies and generate revenues from our planned operations; and

         o Our ability to finance future growth and possible acquisitions through the issuance of shares of our common stock.

These forward-looking statements are based upon a number of assumptions and estimates that, while considered reasonable by us when taken as a whole, are inherently subject to significant business, economic, and competitive uncertainties and contingencies, many of which are beyond our control, and are based upon specific assumptions with respect to future business decisions, many of which will change. It can be anticipated that some or all of the assumptions underlying the projections and forward-looking statements included herein will not materialize or will vary significantly from actual results. Accordingly, it can be expected that actual results will vary from the projections and that such variations, in all likelihood, will be material and are likely to increase over time.

In addition to the other risks described elsewhere in this Risk Factors discussion, important factors to consider and evaluate in such forward-looking statements include:

         o changes in the external competitive market factors or in our internal budgeting process which might impact our results of operations;
         o        unanticipated working capital or other cash requirements; and
         o changes in our business strategy or an inability to execute our strategy due to unanticipated changes in our targeted market.

In light of these risks and uncertainties, many of which are described in greater detail elsewhere in this "Risk Factors" discussion, we cannot give assurance that the forward-looking statements contained in this report will in fact transpire.

Limited History of Operations

Our operations are subject to the risks and competition inherent in the establishment of a relatively new business enterprise in a competitive field of information technology start-up companies. There can be no assurance that future operations will be profitable. Revenues and profits, if any, will depend upon various factors, including market acceptance, market awareness, ability to develop and expand a network of participating hardware and software suppliers, dependability of our advertising and recruiting network, and general economic conditions. There is no assurance that we will achieve our expansion goals.

Adverse Economic Conditions or a Change in General Market Patterns

A weak economic environment could adversely affect our sales and promotional efforts. General economic conditions impact information technology and related commerce and demand and interest for our services may decline at any time, especially during recessionary periods. Many factors beyond our control may decrease overall demand for information technology services including, among other things, decrease in the entry costs by other similarly situated companies, increase in the overall unemployment rate, additional government regulation. There can be no assurance that the general market demand for information technology services and related fields will remain the same or will not decrease in the future.

Terrorist Attacks Such as the Attacks That Occurred in New York and Washington, D.C., on September 11, 2001, and Other Attacks or Acts of War May Adversely Affect the Markets in Which We Operate, Our Operations and Our Profitability

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

On September 11, 2001, the United States was the target of terrorist attacks of unprecedented scope. These attacks have caused major instability in the U.S. and other financial markets. Leaders of the U.S. government have announced their intention to actively pursue those behind the attacks and to possibly initiate broader action against global terrorism. The attacks and any response may lead to armed hostilities or to further acts of terrorism in the United States or elsewhere, and such developments would likely cause further instability in financial markets. In addition, armed hostilities and further acts of terrorism may directly impact our operations located in Europe and the Middle East, or those of our clients. Furthermore, the recent terrorist attacks and future developments may result in reduced demand from our clients for our services. These developments will subject our worldwide operations to increased risks and, depending on their magnitude, could have a material adverse effect on our business and your investment.

Competition From Larger and More Established Companies May Hamper Market Ability

The competition in the information technology industry is intense. Large and highly fragmented, this industry hosts a number of well-established competitors, including national, regional and local companies possessing greater financial, marketing, personnel and other resources than we have.

Failure to Attract Qualified Personnel

A change in labor market conditions that either further reduces the availability of employees or increases significantly the cost of labor could have a material adverse effect on our proposed business, financial condition and results of operations. Our proposed business will be dependent upon our ability to attract and retain highly trained and qualified technical personnel and corporate management. There is no assurance that we will be able to employ a sufficient number of qualified training personnel in order to achieve our growth objectives.

Issuance of Future Shares May Dilute Investor Share Value

Our Memorandum of Association, as amended, authorizes the issuance of 50,000,000 common shares and 50,000,000 preference shares. The future issuance of all or part of the remaining authorized common shares and/or all or part of the preference shares may result in substantial dilution in the percentage of our common stock held by our then existing shareholders. Moreover, any common stock issued in the future may be valued on an arbitrary basis by us in order to make an acquisition of an intangible asset. The issuance of our shares for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by investors, and might have an adverse effect on any trading market, should a trading market develop for our common stock.

Penny Stock Regulation

Penny stocks generally are equity securities with a price of less than $5.00 per share other than securities registered on certain national securities exchanges or quoted on the Nasdaq Stock Market, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. Our securities may be subject to "penny stock rules" that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the "penny stock rules" require the delivery, prior to the transaction, of a disclosure schedule prescribed by the Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information on the limited market in penny stocks. Consequently, the "penny stock rules" may restrict the ability of broker-dealers to sell our securities. The foregoing required penny stock restrictions will not apply to our securities if such securities maintain a market price of $5.00 or greater. There can be no assurance that the price of our securities will reach or maintain such a level.

Quantitative and Qualitative Disclosures About Market Risk

The risk in the Company's market sensitive instruments and positions is the potential loss arising from adverse changes in foreign currency exchange rates and interest rates as discussed below:

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

Foreign Exchange Risk

The Company is exposed to the effect of foreign exchange rate fluctuations in the U.S. Dollar value of foreign currency-denominated assets and liabilities. At March 31, 2002 and 2000 the Company's primary functional currency is Sterling for its U.K. subsidiary Online Advisory Ltd and the U.S. Dollar for the parent company, Glengarry Holdings Limited and its other subsidiary. The reporting currency is the U.S. Dollar and the Company's largest foreign exchange exposure comes from the Euro and the Japanese Yen.

As of March 31, 2002, the Company held mortgage loans and debentures in the amount of 3,812,350 Euro which translates to $3,620,701. These debentures are classified as available for sale securities. The result of a 10% weakening in Dollar against the Euro from March 31, 2002 levels would result in a decrease in operating income of approximately $360.000.

As of March 31, 2002, the Company had cash and or certificates of deposits held in Yen in the amount of (Y)221,383,832 which translates to $,2,675,000. A 10% weakening of Sterling to Yen would result in a decrease of approximately $267,000 to operating income. A 10% weakening of the Dollar to Sterling would result in a decrease of approximately $267,000 to other comprehensive income.

For the three months ended March 31, 2002 and March 31, 2001, the Company had a net foreign currency gain (loss) of $30,512 and 245,726 respectively. Translation adjustments relating to the conversion of the functional currency to the reporting currency were ($91,840) and ($38,824) for the three months ended March 31, 2002 and March 31, 2001, respectively. These amounts are included in the Company's financial statements as a component of other comprehensive income.

Interest Rate Risk

As of March 31, 2002, the Company held mortgage loans and debentures in the amount of 4,117,248 Euro which translates to $3,620,701. The mortgage debentures accrue interest at a fixed rate of 5% per annum (which the Company determines to be the market rate as of March 31, 2002) and mature in January of 2009. These debentures are considered available for sale securities. An increase in interest rates would result in a reduced market value and a carrying value for these debentures. A reduction in the value would be reported as a reduction to other comprehensive income. For example, an increase in the fair market interest rate from 5% to 8% would result in a valuation adjustment of approximately $650,000. If these debentures were held at June 30, 2002 this adjustment would be reflected as a decrease to other comprehensive income. If sold, the Company's net income would be reduced by approximately $650,000.

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

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:  May 14, 2002                  GLENGARRY HOLDINGS LIMITED

                                      By:  /s/ David Caney
                                           ------------------------------------
                                          David Caney
                                          President and Chief Executive Officer
                                          (Principal Executive Officer)


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